Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Sun Life Financial completes previously announced sale of its 37%
     interest in CI Financial

     TORONTO, Dec. 12 /CNW/ - Sun Life Financial Inc. (TSX/NYSE: SLF) today announced that the previously announced sale of its 37% interest in CI
Financial Income Fund to Scotiabank has closed. $1.55 billion of the $2.3 billion (Canadian) purchase price was paid in cash. The balance was paid in a combination of common and preferred shares of Scotiabank.
     Donald A. Stewart, Chief Executive Officer of Sun Life Financial said,
"We are pleased with the completion of this transaction. We look forward to a long and mutually beneficial relationship with CI and the bank." He went on to say, "CI was a significant strategic and business investment for Sun Life and, by unlocking this value now, we gain additional flexibility to take advantage of the unprecedented opportunities for growth that exist today within the global financial services sector."

     About Sun Life Financial

     Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in
1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland,
Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of
September 30, 2008, the Sun Life Financial group of companies had total assets under management of CDN$389 billion.
     Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and
Philippine (PSE) stock exchanges under ticker symbol SLF.

     Forward-Looking Statements

     Certain statements in this document, including statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects", "anticipates", "intends",
"plans", "believes", "estimates" or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company. These statements represent the Company's expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Future results and stockholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under "Risk Factors" in the Company's AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and financial statements, which are available for review at www.sedar.com and www.sec.gov.
     Factors that could cause actual results to differ materially from expectations include, but are not limited to, the performance of equity markets; interest rate fluctuations; investment losses and defaults; movements in credit spreads; the cost, effectiveness and availability of risk mitigating hedging programs; the creditworthiness of guarantors and counterparties to derivatives; risks related to market liquidity; changes in legislation and regulations including tax laws; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries;
risks relating to product design and pricing; insurance risks including mortality, morbidity, longevity and policyholder behaviour including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to operations in Asia including risks relating to joint ventures; currency exchange rate fluctuations; the impact of competition; risks relating to financial modelling errors; business continuity risks; failure of information systems and Internet enabled technology;
breaches of computer security and privacy; the availability, cost and effectiveness of reinsurance; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents;
dependence on third party relationships including outsourcing arrangements;
downgrades in financial strength or credit ratings; the ability to successfully complete and integrate acquisitions; the ability to attract and retain employees; and the performance of the Company's investments and investment portfolios managed for clients such as segregated and mutual funds.
The Company does not undertake any obligation to update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.

     Note to Editors: All figures in Canadian dollars.

     %CIK: 0001097362

     /For further information: Media Relations Contact: Steve Kee, Assistant
Vice-President, Communications, Tel: (416) 979-6237, steve.kee(at)sunlife.com;
Investor Relations Contact: Paul Petrelli, Vice-President, Investor Relations,
Tel: (416) 204-8163, investor.relations(at)sunlife.com/
     (SLF. SLF)

CO:  Sun Life Financial Inc.

CNW 10:09e 12-DEC-08